Exhibit 99.1

Nano Dimension Reports 2017 Third Quarter Financial Results

Conference call to be held today at 9:00 a.m. EST

Ness Ziona, Israel, November 21, 2017 – Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a leader in the field of 3D printed electronics, today announced financial results for the third quarter ended September 30, 2017.

Nano Dimension ended the third quarter of 2017 with $11,976,000 (NIS 42,265,000) in cash, while total loss for the quarter was $4,152,000 (NIS 14,650,000).

Management Comments

“We have made tremendous progress during the third quarter of 2017 and have reached the milestones we set forth for this quarter. Through our efforts to execute our strategic growth plan, we expanded our collaborations with distribution partners in Europe, Australia and North America. This has allowed us to develop the commercial and service infrastructure of the DragonFly 2020 Pro 3D printer on a global scale,” commented Amit Dror, Nano Dimension’s CEO. “In addition, we are excited to have signed an agreement with our first commercial customer, Jabil. As we progress through the fourth quarter, we expect to increase our commercial sales in collaboration with our partners,” concluded Mr. Dror.

Third Quarter 2017 Financial Results

●	Total revenues for the third quarter of 2017 were $143,000 (NIS 506,000), compared to $150,000 (NIS 523,000) in the second quarter of 2017 and zero in the third quarter of 2016.

●

Research and development (R&D) expenses for the third quarter of 2017 were $3,000,000 (NIS 10,588,000), compared to $3,212,000 (NIS 11,230,000) in the second quarter of 2017 and $674,000 (NIS 2,533,000) in the third quarter of 2016. The decrease compared to the second quarter of 2017 resulted primarily from a decrease in options expenses. The increase compared to the third quarter of 2016 is mainly a result of the cessation of the capitalization of development cost in the fourth quarter of 2016.

The R&D expenses for the third quarter of 2017 are presented net of government grants in the amount of $24,000 (NIS 83,000).

●	Sales, marketing and general and administrative (G&A) expenses for the third quarter of 2017 were $1,077,000 (NIS 3,800,000), compared to $1,490,000 (NIS 5,209,000) in the second quarter of 2017 and $1,049,000 (NIS 3,941,000) in the third quarter of 2016. The decrease compared to the second quarter of 2017 resulted primarily from a decrease in professional services expenses. The decrease in NIS compared to the third quarter of 2016 resulted primarily from a decrease in directors fees and other general and administrative expenses. The expenses in the third quarter of 2017 in USD increased compared to the expenses in the third quarter of 2016 in USD due to changes in the exchange rate of the dollar compared to the NIS.

●	Net loss for the third quarter of 2017 was $4,152,000 (NIS 14,650,000), or $0.06 (NIS 0.22) per ordinary share, compared to $5,000,000 (NIS 17,481,000), or $0.1 (NIS 0.33) per ordinary share, in the second quarter of 2017 and $1,727,000 (NIS 6,491,000), or $0.05 (NIS 0.17) per ordinary share, in the third quarter of 2016. The decrease compared to the second quarter of 2017 resulted primarily from a decrease in sales, marketing and general and administrative expenses as described above. The increase compared to the third quarter of 2016 is mainly attributed to the increase in R&D expenses as described above.

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Nine Months Ended September 30, 2017 Financial Results

●	Total revenues for the nine months ended September 30, 2017 were $414,000 (NIS 1,459,000), compared to zero in the nine months ended September 30, 2016. The fourth quarter of 2016 was the first quarter in which Nano Dimension generated revenues.

●

Research and development (R&D) expenses for the nine months ended September 30, 2017 were $8,765,000 (NIS 30,930,000), compared to $1,625,000 (NIS 6,108,000) in the nine months ended September 30, 2016. The increase is mostly a result of the cessation of the capitalization of development cost in the fourth quarter of 2016.

The R&D expenses for the nine months ended September 30, 2017 are presented net of government grants in the amount of $152,000 (NIS 535,000).

●	Sales, marketing and general and administrative (G&A) expenses for the nine months ended September 30, 2017 were $3,860,000 (NIS 13,621,000), compared to $3,453,000 (NIS 12,975,000) in the nine months ended September 30, 2016. The increase resulted primarily from an increase in payroll and related expenses.

●	Net loss for the nine months ended September 30, 2017 was $13,726,000 (NIS 48,437,000), or $0.25 (NIS 0.88) per ordinary share, compared to $5,224,000 (NIS 19,633,000), or $0.14 (NIS 0.52) per ordinary share, in the nine months ended September 30, 2016. The increase is mainly attributed to the increase in R&D expenses as described above.

Balance Sheet Highlights

●	Cash totaled $11,976,000 (NIS 42,265,000) as of September 30, 2017, compared to $12,379,000 (NIS 47,599,000) on December 31, 2016. The decrease compared to December 31, 2016 mainly reflects the cash used during the nine months ended September 30, 2017, less the proceeds received from the private placements that occurred in the second quarter of 2017.

●	Shareholders’ equity totaled $21,677,000 (NIS 76,501,000) as of September 30, 2017, compared to $19,302,000 (NIS 74,218,000) as of December 31, 2016.

Third Quarter Corporate Highlights:

●	Completed the recruitment of new applicants to the company's beta program. Following the positive feedback that the company received from its customers, the company decided that the targets of its beta program were achieved, thus allowing the transition to the next stage, targeting early access commercial sales.

●	Established the framework to collaborate with CAD MicroSolutions Inc., an industry-leading service provider and distributor, to develop the commercial and service infrastructure necessary to commence sales of the DragonFly 2020 3D printer in Canada.

●	Established the framework to collaborate with Emona Instruments Pty Ltd, a leading supplier of electronic test and measuring instruments, 3D printers and additive manufacturing solutions, to develop the commercial and service infrastructure necessary to commence sales of the DragonFly 2020 3D printer in Australia.

●	Signed an agreement with Jabil Inc. (NYSE: JBL) as the company's first commercial customer. Jabil is a product solutions company providing comprehensive electronics design, production and product management services to global electronics and technology companies. According to the agreement, Jabil will lease the DragonFly 2020 3D printer from Nano Dimension.

●	Established the framework to collaborate with CADvision, a leading 3D printing distributor in France, to develop the commercial and service infrastructure necessary to commence sales and support of the DragonFly 2020 3D Printer across France, Belgium and Switzerland.

●	Announced the commercial availability of the DragonFly™ 2020 Pro 3D Printer. Designers and engineers can now innovate rapidly from proof of concept, through design validation to test fixtures, by 3D printing their own multilayer PCBs.

●	Established the framework to collaborate with Milan-based Cadlog Srl. to develop the commercial and service infrastructure necessary to commence sales of the DragonFly™ 2020 Pro 3D Printer in Italy.

●	The board of directors of the company approved the appointment of Avi Reichental as the co-chairman of the company’s board of directors, pending the approval of an amendment to the company’s articles of association by the company’s shareholders. Avi brings extensive experience from the 3D industry and public company leadership. Avi served as 3D Systems (NYSE:DDD) President and Chief Executive Officer for twelve years. Under Avi's leadership, 3D Systems emerged as a global 3D printing provider.

●	On November 20, 2017, and effective immediately, Sharon Fima decided to step down from his role as Chief Technology Officer, to pursue new challenges. Mr. Fima will also step down from his role as a member of the company’s board of directors. Mr. Fima will continue to advise the company to ensure a smooth transition. The company is currently looking for a new Chief Technology Officer.

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Conference call information

The company will host a conference call to discuss these financial results today, November 21, 2017, at 09:00 a.m. EST (04:00 p.m. IST). Investors interested in participating are invited to call the following dial-in numbers:

U.S. Dial-in Number: 1-866-777-2509; International Dial-in Number: 1-412-317-5413; Israeli Dial-in Number: 1-80-9212373.

Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss our expectation to increase our commercial sales in collaboration with our partners, targeting early access commercial sales, and the expectations of our collaboration agreements. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com

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Consolidated Statements of Financial Position as at

	September 30,		Convenience translation into US dollars (NIS 3.529 = $1) September 30,	December 31,
	2016	2017	2017	2016
	Thousand NIS (Unaudited)	Thousand NIS (Unaudited)	Thousand USD (Unaudited)	Thousand NIS
Assets
Cash	53,524	42,265	11,976	47,599
Restricted deposits	--	1,146	325	500
Inventory	--	6,874	1,948	--
Trade receivables	--	6	1	149
Other receivables	1,173	2,042	579	2,979
Total current assets	54,697	52,333	14,829	51,227

Restricted deposits	425	425	120	425
Property plant and equipment, net	5,321	16,469	4,667	7,712
Intangible assets	27,717	24,087	6,825	26,095
Total non-current assets	33,463	40,981	11,612	34,232
Total assets	88,160	93,314	26,441	85,459

Liabilities
Trade payables	1,328	6,857	1,943	2,612
Other payables	4,527	5,937	1,682	4,954
Total current liabilities	5,855	12,794	3,625	7,566

Liability in respect of government grants	2,234	2,921	828	2,420
Other long-term liabilities	--	1,098	311	1,255
Total non-current liabilities	2,234	4,019	1,139	3,675
Total liabilities	8,089	16,813	4,764	11,241

Equity
Share capital	5,304	6,662	1,888	5,446
Share premium	112,402	167,572	47,483	118,820
Treasury shares	(5,260)	(5,260)	(1,491)	(5,260)
Warrants	3,435	1,167	331	4,375
Capital reserve from transactions with controlling shareholders	1,866	1,866	529	1,866
Capital reserve for share-based payments	18,091	23,535	6,669	19,575
Accumulated loss	(55,767)	(119,041)	(33,732)	(70,604)
Total equity	80,071	76,501	21,677	74,218
Total liabilities and equity	88,160	93,314	26,441	85,459

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Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the nine months ended September 30,			For the three months ended September 30,			For the year ended December 31,
	2017	2017	2016	2017	2017	2016	2016
	Thousand USD (Unaudited) Convenience translation into US dollars (NIS 3.529 = $1)	Thousand NIS (Unaudited)	Thousand NIS (Unaudited)	Thousand USD (Unaudited) Convenience translation into US dollars (NIS 3.529 = $1)	Thousand NIS (Unaudited)	Thousand NIS (Unaudited)	Thousand NIS

Revenues	414	1,459	--	143	506	--	175

Cost of revenues	140	492	--	54	192	--	72

Cost of revenues - amortization of intangible	568	2,006	--	190	669	--	668

Total cost of revenues	708	2,498	--	244	861	--	740

Gross loss	(294)	(1,039)	--	(101)	(355)	--	(565)

Research and development expenses, net	8,765	30,930	6,108	3,000	10,588	2,533	15,606
Sales, marketing and general and administrative expenses	3,860	13,621	12,975	1,077	3,800	3,941	18,443
Operating loss	(12,919)	(45,590)	(19,083)	(4,178)	(14,743)	(6,474)	(34,614)

Finance income	12	44	--	75	267	--	695
Finance expense	819	2,891	550	49	174	17	551

Total comprehensive loss	(13,726)	(48,437)	(19,633)	(4,152)	(14,650)	(6,491)	(34,470)

Basic and diluted loss per share (in NIS/USD)	(0.25)	(0.88)	(0.52)	(0.06)	(0.22)	(0.17)	(0.85)

Basic and diluted loss per ADS (in NIS/USD)	(1.25)	(4.42)	(2.6)	(0.30)	(1.12)	(0.85)	(4.25)

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Consolidated Statements of Changes in Equity (Unaudited)

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity	Convenience translation into US dollars (NIS 3.529 = $1)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD

For the nine months ended September 30, 2017:
Balance as of January 1, 2017	5,446	118,820	(5,260)	4,375	1,866	19,575	(70,604)	74,218	21,031
Issuance of ordinary shares, net	1,168	43,596	--	--	--	--	--	44,764	12,684
Exercise of warrants and options	48	1,952	--	(11)	--	(1,256)	--	733	208
Expiration of warrants and options	--	3,204	--	(3,197)	--	(7)	--	--	--
Share-based payments	--	--	--	--	--	5,223	--	5,223	1,480
Net loss	--	--	--	--	--	--	(48,437)	(48,437)	(13,726)

Balance as of September 30, 2017	6,662	167,572	(5,260)	1,167	1,866	23,535	(119,041)	76,501	21,677

For the three months ended September 30, 2017:
Balance as of July 1, 2017	6,662	164,049	(5,260)	4,364	1,866	22,116	(104,391)	89,406	25,335
Issuance of ordinary shares, net	--	207	--	--	--	--	--	207	58
Exercise of warrants and options	--	112	--	--	--	(112)	--	--	--
Expiration of warrants and options	--	3,204	--	(3,197)	--	(7)	--	--	--
Share-based payments	--	--	--	--	--	1,538	--	1,538	436
Net loss	--	--	--	--	--	--	(14,650)	(14,650)	(4,152)

Balance as of September 30, 2017	6,662	167,572	(5,260)	1,167	1,866	23,535	(119,041)	76,501	21,677

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